EXHIBIT D
A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:
Investment Company	Assets as of 7/31/2017	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$115,359,726	$525,000
Quality Fund	$124,919,083	$525,000
Emerging Markets Fund	$113,449,331	$525,000
Risk Parity Fund	$62,176,830	$400,000
Foreign Value Fund	$2,044,593,356	$1,500,000
Foreign Value Small Cap Fund	$685,351,529	$900,000